Contact

www.linkedin.com/in/manjit1967
(LinkedIn)

Top Skills

Telecommunications
Wireless
Business Development

Languages

French (Elementary)
Hindi (Native or Bilingual)
Punjabi (Native or Bilingual)
Russian (Limited Working)
English (Full Professional)

Manjit Singh

Co-Founder and Chief Business Officer at Turant Inc. (AI based Voice Biometric Solution Provider)
Chandigarh, Chandigarh, India

Summary

Mentor, Advisor, Entrepreneur, Sales Leader with 3 Decades of Experience in Telecom industry.

Experience

Turant Inc.
Co-founder and Chief Business Officer
September 2021 - Present (2 years 7 months)
Chandigarh, India

Managing Business Development and Market Strategy.

Tekphor Technologies Private Limited
Co-founder and Managing Director
July 2019 - Present (4 years 9 months)
Chandigarh, India

Syniverse
Senior Executive Director
December 2017 - June 2019 (1 year 7 months)
Mumbai Area, India

Managed Key Strategic accounts in India and Sri Lanka.

Cellos Software Limited
Vice President and Head - Sales (South Asia)
January 2015 - December 2017 (3 years)
Gurgaon, India

Responsible for sales initiatives in South Asia Region.

AGNITY,Inc
Country Manager and Director
2012 - 2015 (3 years)
NCR Area

Business Operations in India and Asia Region.

Ruckus Wireless
Managing Director - India and SAARC
August 2010 - 2012 (2 years)

Gurgaon, Haryana, India

Responsible for managing Ruckus Business in South Asia.

Radwin
Managing Director - India and SAARC
January 2008 - December 2010 (3 years)

New Delhi Area, India

Responsible for Radwin business activities in India and SAARC countries.

Openwave
Country Manager
February 2007 - January 2008 (1 year)

Mumbai, Maharashtra, India

Responsible for leading Openwave initiatives in India.

Comverse
Account Director
April 2005 - 2007 (2 years)

Gurgaon, India

Managed business relationships with Major Key Accounts.

Lucent Technologies
9 years

General Manager - Sales and Marketing
2000 - 2005 (5 years)

Gurgaon, India

Responsible for Sales and Marketing of Turnkey solutions to multiple Telco accounts.

Manager - Transmission Systems
January 1996 - September 2000 (4 years 9 months)

Gurgaon, Haryana, India

Responsible for Sales and Marketing of Transmission Systems across all the customers in India.

Punjab Communications Limited
Deputy Manager - Marketing
1991 - 1996 (5 years)

Chandigarh Area, India

Responsible for sales and marketing of Transmission systems to Indian customers.

Birla VXL India Limited
Officer Trainee
1990 - 1991 (1 year)
Amritsar, Punjab, India

Learnt the initial lessons about Indian Business.

Education

Sri Venkateswara University
Ph.D., Business, Management, Marketing, and Related Support Services · (January 2016 - August 2022)

Guru Nanak Dev University
M.B.A., Marketing Management · (1988 - 1990)

Guru Nanak Dev University
B.Tech., Electronics Engineering · (1984 - 1988)